Mail Stop 3561

August 15, 2008

Mr. Richard J. Heckmann
Chairman and CEO
Heckmann Corporation
75080 Frank Sinatra Drive
Palm Desert, California 92211

> **Re: Heckmann Corporation**
> **Form S-4/A**
> **Filed July 25, 2008**
> **File No. 333-151670**

Dear Mr. Heckmann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your responses to comments one and 30 of our letter dated July 16, 2008. Please provide a more detailed discussion of how the company plans to fund its acquisition plans in the near future. Based on revised disclosure on page 50, it appears that the expansion plans that were reflected in China Water's projections contemplate doubling revenues from 2007 to 2008. Please revise risk factors, the discussion of China Water's business, and the background of the merger accordingly.

2.   In this regard, please disclose the "business acquisitions that are contemplated to be made by China Water," as disclosed on page 50.

Cover page

3.   We note your response to comment four of our letter dated July 16, 2008. Please revise to expand the discussion of aggregate purchase price to separately discuss the earn-outs and contingent payments.

Summary, page 1

4.   We note your response to comment eight of our letter dated July 16, 2008 and reissue the comment in part. Please quantify the approximate Heckmann and China Water ownership percentages in the combined company assuming that 29.99% of Heckmann's shareholders will seek conversion rights. Also, please provide a graphical representation of the combined entity, similar to the graphical depiction of China Water on page 91.

5.   We note your response to prior comment five. Please revise to describe in quantitative and qualitative terms the "de minimis public float" and average trading volume of China Water. Also, with a view to disclosure, advise us of the premium or discount to China Water's share price on May 19, 2008 that 0.8 of a Heckmann share represented.

Risk Factors, page 24

6.   We note your response to prior comment 14. Please revise the second risk factor on page 37 to quantify the insiders' interests assuming current trading prices and consummation of the merger.

The Merger, page 41

Background of the Merger, page 41

7.   We note your response to comment 18 of our letter dated July 16, 2008. Please briefly describe the types of entities with which the company entered into non-disclosure agreements. Also, please revise to expand on your reference to the "one proposed merger" and further clarify the reasons Heckmann did not pursue it.

8.   We note your response to comment 24 of our letter dated July 16, 2008. Please clarify whether the newly anticipated acquisitions cause a dilutive effect on China Water's earning per share.

9.   We note your response to prior comment 25. Please revise to identify the individuals who would receive funds or other value from any contingent

payments, and clarify which of such individuals are anticipated to be affiliated with the combined company after the merger.

The Heckmann Board of Directors' Recommendations and Reasons for the Merger, page 46

10.   We note your response to comment 27 of our letter dated July 16, 2008. Please clarify whether each method of valuation was based on a purchase price of $625 million or $755.5 million.

11.   We note in the bullet point on page 48 with the heading "Capitalizing on the strong growth potential of the China Water business," that you plan to expand your existing distribution network and leverage your "Darcunk" brand in order to introduce other product offerings, including oxygenated and vitamin enriched water. We also note on page 94, and other places throughout your Form S-4, where you state that within your product lines you bottle oxygenated water. Please clarify whether you have yet to introduce oxygenated water or if you are currently bottling oxygenated water.

12.   Please revise to identify the selected groups of companies that Heckmann used to value China Water's business.

13.   We note your response to prior comment 29. On page 54, the company discloses that China Water's management used "various assumptions and alternative projections," but later concluded that the "alternative projections were not likely to be achieved." Please disclose any alternative China Water projections that were submitted to Heckmann. Also, please clarify which projections identified in various places in the prospectus were based on these alternative projections. For example, it is unclear if the projections in the fourth to last bullet point on page 50 relate to the "alternative projections" or the projections described as China Water's "most realistic estimate of the combined company's future financial performance." We may have further comment.

        Also, please clarify whether the China Water's initial counteroffer of a $725 million to $775 million purchase price for its business or the negotiated $130.5 million contingent payment were based on these alternative projections.

14.   We note your response to comment 31 of our letter dated July 16, 2008. Please provide us with a copy of the "summary memorandum" referenced in your response.

15.   We note your response to comment 32 of our letter dated July 16, 2008. Please revise page 53 to clarify the "valuable rights," which the sophisticated investors waived.

16.   We note your response to comment 33 of our letter dated July 16, 2008. Please revise the reference to the $7.1 million investment on page 56 to quantify how much it would be worth assuming current market prices and consummation of the offering.

17.   We note your response to prior comment 36 and Exhibit 99.4. Please advise us of the forms a China Water shareholder must provide in order to receive shares or cash and shares. For example must any China Water shareholder obtain a tax identification number to receive shares?

18.   We note the statement on page 55 indicating no obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Please note that publicly available financial projections that no longer reflect management's view of future performance should be either updated or an explanation should be provided as to why the projections are no longer valid. Please revise accordingly.

Appraisal Rights; Dissenter's Rights, page 58

19.   We note your response to comment 34 of our letter dated July 16, 2008, indicating that appraisal rights have been waived by most stockholders. With a view to disclosure, advise us of the approximate percentage that has waived those rights.

Information About Heckmann, page 78

20.   You state in your response to comment 38 that the revised disclosure on page 81 refers to China Water having "sufficient funds" to seek another acquisition. We could not find this change on page 81 of the amendment.

Information about China Water, page 87

21.   We note your response to comment 41 of our letter dated July 16, 2008. Please clarify whether the $300,000 equipment expense and $10,000 yearly membrane expense represents the company's total costs for its clarification, pre-filtration, UV radiation, sterilization, oxy-hydrating, and water softening processes.

22.   Please specify the duration of Grand Canyon's long-term water permit to access the mineral water reserve in Guangzhou, as described on page 95.

China Water Management's Discussion and Analysis of Financial Condition and Results of Operations, page 97

Results of Operations, page 101

Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007, page 101

Sales Revenue, page 101

23.   We note that your total bottled water production increased by 50 million liters or approximately 54% from the first quarter of 2007 to the first quarter of 2008, and that you attribute 65% of this to organic growth arising from the increase in consumer demand, among other reasons. Please describe the reasons why the sales of your bottled water, that were attributed to organic growth, increased significantly more than the 17.5% compound annual growth rate for China (as described on page 48 and 93).

24.   We note that during the three months ended March 31, 2008, part of your revenue consisted of sales of spare PET bottle production. We also note on page 95 that you only produce PET bottles for your own use and do not supply bottles to any third parties. Please revise to clarify your disclosure on the sale of PET bottles in the first quarter of 2008 to indicate whether you supply PET bottles. Tell us who the PET bottles were sold to, and disclose whether you expect to continue selling PET bottles in the future.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006, page 103

Sales Revenue, page 103

25.   Please disclose how much of your 359 million liter or 74% volume growth from fiscal year 2006 to 2007 was attributed to organic versus acquisition growth. If the volume growth, attributed to organic growth, increased significantly more than the 17.5% compound annual growth rate for China (as described on page 48 and 93), please describe the reasons why.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006, page 103

Results of Operations, page 104

General and Administrative Expenses, page 104

26.   Please describe in greater detail the $1.6 million bad debt recovery recorded as a reduction of expense in 2007. Specifically, disclose when the balance(s)

were written off, the circumstances behind the write-off and subsequent collection of the receivables, and which of your customer(s) it related to.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005, page 105

Results of Operations, page 105

General and Administrative Expenses, page 105

27.   We note that in 2006 you increased your provision for doubtful accounts receivable by $1.0 million with an offset to general and administrative expense. We also note on page F-25 that your provision for doubtful accounts receivable balance as of December 31, 2006 appears to be $274,000. Please describe in greater detail the $1.0 million increase in your in provision for doubtful accounts receivable and disclose where this amount is recorded as of December 31, 2006.

Unaudited Pro Form Condensed Combined Financial Information, page 120

Unaudited Pro Forma Condensed Combined Balance Sheet, page 121

28. We note that you have increased the number of shares being purchased for $5.00 per share from 30,992 to 32,998. Please update your Unaudited Pro Forma Condensed Combined Balance Sheet to reflect the impact from this change and recalculate the totals in footnotes (a) and (b) on page 123 as they do not appear to be mathematically accurate.

Heckmann Security Ownership of Certain Beneficial Owners and Management, page 139

29.   Please incorporate your response to comment 72 of our letter dated July 16, 2008, in the registration statement.

Financial Statements

China Water & Drinks, Inc. Consolidated Financial Statements for the Years Ended December 31, 2005, 2006, and 2007, page F-23

Report of Independent Registered Public Accounting Firm, page F-24

30.   We note your response to comment 76 of our letter dated July 16, 2008. Please provide the accountant's report for your wholly-owned subsidiary,

Gain Dynasty Investments Ltd. as of December 31, 2006 and for the two years then ended, since Gain Dynasty Investments Ltd. was the entity that was acquired by China Water.

Consolidated Statements of Stockholders Equity, page F-26

31. We note your response to comment 77 of our letter dated July 16, 2008. Please disclose on page 21 that your predecessor company issued dividends in 2006, and expand your footnotes of your consolidated financial statements to describe the nature of the $9,893 thousand dividend that was issued in 2006.

Note 2. Summary of Significant Accounting Polices, page F-29

Acquisition Consideration Payable, page F-34

32. We note that the stock subscription payable represents a fixed number of shares of 1,532,578. Please tell us why you believe the stock subscription payable represents a liability. In your response, tell us how you considered the guidance in paragraph 12.a. of SFAS 150, where a payable settleable with a variable number of equity shares would result in a liability. It is unclear to us, absent any variations in the number of equity shares to be issued, how the stock subscription payable falls within the scope of SFAS 150.

Revenue Recognition, page F-34

33. Please provide a definition of an OEM customer.

Shipping and Handling Costs, page F-34

34.   We note on page 96 that under your distribution model, independent local and regional distributors are required to bear the shipping and handling costs for transporting finished goods from your facilities to the ultimate point of distribution. Please reconcile this disclosure with that on page F-34 that indicate you incur shipping and handling costs related to the movement of finished goods from your warehouse to the customer locations.

Earnings per Share, page F-35

35.   We note your response to comment 84 of our letter dated July 16, 2008. Regardless of whether impact of excluding the stock subscription payable from basic EPS is material, your policy footnote for EPS should be consistent with the provisions of SFAS 128. Please revise your policy footnote to include the stock subscription payable in basic EPS.

Note 4. Accounts Receivable, page F-37

Heckmann Corporation
August 15, 2008
Page 9

36.   On separate line items, please separately disclose the additions to and deductions from your allowance for doubtful accounts for the fiscal years ended December 31, 2007 and 2006, and for the three months ended March 31, 2008.

Note 7. Investment in Equity Investee, Page F-38

37.   We do not believe that your response to comment 88 of our letter dated July 16, 2008, provided sufficient objective support for the amount of discount taken against the observable market value. In this regard, please explain in sufficient detail how you objectively arrived at a specific fair value of $3.50 per share. Tell us why you believe it was appropriate to use a valuation that was not performed contemporaneously with the transaction to value the common shares issued to China Bottles.

38.   Please tell us why China Water did not file an Item 4.02 8-K to report the restatement related to your investment in equity investee.

39.   We note from your response to comment 89 that you do not believe that the observable market price of China Water's stock reflects the effects of price fluctuations, quantities traded, issue costs and the like. Please tell us why you believe the observable market price for China Bottles indeed reflects the fair value of its stock. If you believe the market price reflects the fair value of the stock, explain to us the differences between China Water's and China Bottles' share characteristics that result in China Water's observable market price being more reliable than that of China Water.

40.   We note your response to comment 91 of our letter dated July 16, 2008. It appears that the capital stock increased from 55,000,000 on April 3, 2008, not 50,000,000, which appears to have been the number of authorized shares of common stock. Please revise your disclosure on page F-38 to reflect the number of authorized shares of China Bottles consistent with your disclosure on page F-62.

Note 12. Related Party Transactions, page F-45

41.   Please tell us whether you have purchased bottles from China Bottles, and if so, provide the disclosures set forth in SFAS 57 as applicable related to the related party transactions.

China Water & Drinks, Inc. Consolidated Financial Statements for the Three Months Ended March 31, 2008 and 2007, page F-50

Note 2. Summary of Significant Accounting Policies, page F-55

Shipping and Handling Costs, page F-59

42.   Please disclose the amount of shipping and handling costs that are reflected in selling, general and administrative expenses for each period presented in your March 31, 2008 consolidated financial statements.

Earnings Per Share, page F-60

43.   We note from your response to comment 100 of our letter dated July 16, 2008 that you used an interest rate of 7% in your analysis to determine whether the convertible notes would be dilutive or anti-dilutive as of March 31, 2008. We also note on page 99 and F-66 that the interest rate payable with respect to the convertible notes was increased from 5% to 7% per annum on March 31, 2008 as consideration for reduction in collateral. Please tell us why you used a 7% effective interest rate to determine the interest recorded during the period January 24, 2008 through March 31, 2008 when it appears that interest charge applicable to the convertible debt should have been based on the rate of 5% during this period.

Note 9. Lines of Credit and Long-Term Debt, page F-64

Convertible Notes Payable, page F-65

44. We note your response to comment 103 of our letter dated July 16, 2008. Please tell us how you considered the guidance in footnote 3 of paragraph 5 of EITF 98-5 in determining whether to record a beneficial conversion feature related to your convertible notes payable.

China Bottles, Inc. and Subsidiaries Consolidated Financial Statements, page F-84

45. We note that China Bottles has received a separate comment letter from the staff of the Division of Corporation Finance dated June 20, 2008. Please revise the financial statements of China Bottles that are included in your Form S-4 to address the comments of that letter.

46. We note that the index on page F-2 asserts that the consolidated financial statements for China Bottles for the three months ended March 31, 2008 are presented. However, we could not locate the interim financial statements for China Bottles. Please tell us how you considered the guidance in Rule 10-01(b) of Regulation S-X in determining the presentation of interim financial information for China Bottles.

Consolidated Balance Sheet, page F-85

47. We note on page F-49 under Conversion of Equity Investee Preferred Stock to Common Stock that on March 7, 2008, China Bottles' Board authorized the increase in China Bottle's authorized preferred stock from 10,000,000 to 25,000,000. We also note on China Bottle's December 31, 2007 consolidated balance sheet on page F-85 that 50,000,000 preferred shares are authorized. Please revise to clarify your disclosure.

Note 8. Property, Plant and Equipment, Net of Accumulated Depreciation, page F-94

48. We note on page F-95 where you disclose that your depreciation expense for the year ended December 31, 2007 was $1,822,256. We also note in your statements of cash flows on page F-88 that your depreciation expense is stated as $27,015. Please provide us with a reconciliation between the two amounts and tell us where the remaining $1,795,241 of depreciation expense is included in your December 31, 2007 statement of cash flows.

China Water & Drinks, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007

49. Please revise the certifications of your Principal Executive Officer and Principal Financial Officer filed in Exhibit 31 to conform to the certifications set forth in Item 601(b)(31).

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact John Archfield at (202) 551-3315 or Ryan Milne, Accounting
Branch Chief, at (202) 551-3688 if you have questions regarding comments on the
financial statements and related matters. Please contact Edwin S. Kim at (202) 551-3297
or Jim Lopez, Branch Chief, at (202) 551-3536 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Steven D. Pidgeon, Esq.
         Fax (480) 606-5524